Supplement dated December 30, 2005
To The Prospectuses Dated May 2, 2005 For

PERSPECTIVE II®
PERSPECTIVE ADVISORS II^{SM}
PERSPECTIVE^{SM} L SERIES

Issued By JACKSON NATIONAL LIFE INSURANCE COMPANY®
Through JACKSON NATIONAL SEPARATE ACCOUNT – I

This supplement updates the prospectus. Please read and keep it together with your copy of the prospectus for future reference.

Explanation:	The purpose of this supplement is to notify you of changes to: the Guaranteed Minimum Income Benefit (GMIB); the 7% Guaranteed Minimum Withdrawal Benefit (GMWB); the 5% for Life GMWB; the 4% for Life GMWB; and the Contract's Investment Divisions – all as explained below, **effective January 17, 2006**, subject to availability.
	For Contracts purchased through our *automated electronic transmission/order ticket verification procedure,* these changes are ***not available until January 27, 2006***, so if you are interested in any of them before then, please be sure to submit a paper application.

►Five new Investment Divisions of the Separate Account are available, each of which invests in the following funds – all Class A shares:

JNL Series Trust
JNL/S&P Retirement Income Fund
JNL/S&P Retirement 2015 Fund
JNL/S&P Retirement 2020 Fund
JNL/S&P Retirement 2025 Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management Dow^{SM} Dividend Fund

►Also with the **JNL Variable Fund LLC**, please note the following name changes (and disclaimers):

JNL/Mellon Capital Management Dow^{SM} 10 Fund
 (Formerly, JNL/Mellon Capital Management The Dow^{SM} 10 Fund)
JNL/Mellon Capital Management S&P® 10 Fund
 (Formerly, JNL/Mellon Capital Management The S&P® 10 Fund)

"Dow Jones®," "Dow Jones Industrial Average^{SM}," "Dow Jones Select Dividend Index^{SM}," "DJIA^{SM}," "Dow^{SM}" and "Dow 10^{SM}" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to JNL Variable Fund and Mellon Capital Management Corporation, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management Dow^{SM} 10 Fund and the JNL/Mellon Capital Management Dow^{SM} Dividend Fund.

►Under **FEES AND EXPENSES TABLES**, with the fee table entitled "Periodic Expenses," the following excerpt, including the below footnotes, replaces the corresponding portion of the fee table in the prospectus, *as supplemented on September 6, 2005*. (There are no changes to the footnotes designated by a symbol, as added to the prospectus by the September 6, 2005 supplement.)

Guaranteed Minimum Income Benefit (GMIB) Maximum Annual Charge [12]	0.60%
7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge [13]	0.75%
5% GMWB With Annual Step-Up Maximum Annual Charge + ...	1.47%
5% GMWB Without Step-Up Maximum Annual Charge #	0.51%
5% For Life GMWB Maximum Annual Charge [14]	1.32%
4% For Life GMWB Maximum Annual Charge [15]	0.87%

[12]   The charge for the GMIB is expressed as an annual percentage of the GMIB Benefit Base. .

For Contracts with the GMIB purchased **on and after May 3, 2004** (subject to availability), you pay 0.15% of the GMIB Benefit Base each calendar quarter (0.60% annually).

For Contracts with the GMIB purchased **before May 3, 2004** (subject to availability), you pay 0.10% of the GMIB Benefit Base each calendar quarter (0.40% annually).

For Contracts with the GMIB purchased **IN WASHINGTON STATE on and after January 17, 2006** (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "Guaranteed Minimum Income Benefit Charge" below. For more information about how the endorsement works, please see "Guaranteed Minimum Income Benefit" under the **INCOME PAYMENTS (THE INCOME PHASE)** section of the prospectus.

[13]   0.75% is the maximum annual charge of the Guaranteed Withdrawal Balance (GWB) when this endorsement is added to a Contract on and after January 17, 2006, which charge is payable quarterly (monthly for Contracts purchased in Washington State). The charge is expressed as an annual percentage and depends on:

- When the endorsement is added to the Contract.
- The endorsement's availability – on and after, or before January 17, 2006, or before October 4, 2004.
- The basis for deduction – a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
- The frequency of deduction – quarterly, monthly, or daily.

The tables below have the maximum and current charges.

For Contracts to which this endorsement is added **on and after January 17, 2006** (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased **IN WASHINGTON STATE**, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

For Contracts to which this endorsement is added **before January 17, 2006**, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

For Contracts to which this endorsement is added **before October 4, 2004**, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases upon the first step-up.

7% GMWB

Endorsement's Availability	On and after January 17, 2006		Before January 17, 2006	Before October 4, 2004
Maximum Annual Charge	0.75%		0.70%	0.70%
Current Annual Charge	0.50%	0.51%	0.40%	0.35% 0.55% upon step-up
Charge Basis	GWB		Investment Divisions	Investment Divisions
Charge Frequency	Quarterly	Monthly	Daily	Daily

For more information about the charge for this endorsement, please see "Guaranteed Minimum Withdrawal Benefit Charge" below. For more information about how the endorsement works, please see "Guaranteed Minimum Withdrawal Benefit" below.

[14]   1.32% is the maximum annual charge of the Guaranteed Withdrawal Balance (GWB) for a 60-64 year old Owner of a Contract to which this endorsement is added on and after January 17, 2006, which charge is payable monthly. The charge for the 5% for Life GMWB varies by age group. **The below tables have the maximum and current charges for all age groups.**

Charges are expressed as an annual percentage and depend on:

- The Owner's age when the endorsement is added to the Contract.
- The endorsement's availability – on and after, or before January 17, 2006.
- The basis for deduction – a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
- The frequency of deduction – quarterly, monthly, or daily.

For Contracts to which this endorsement is added **on and after January 17, 2006** (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased **IN WASHINGTON STATE**, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

For Contracts to which this endorsement is added **before January 17, 2006**, the charge is the applicable percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

5% For Life GMWB

Endorsement's Availability	On and after January 17, 2006				Before January 17, 2006	
Annual Charge	Maximum		Current		Maximum	Current
Ages 60 – 64	1.30%÷4	1.32%÷12	1.10%÷4	1.11%÷12	1.30%	0.90%
65 – 69	0.85%÷4	0.87%÷12	0.70%÷4	0.72%÷12	0.85%	0.60%
70 – 74	0.60%÷4	0.60%÷12	0.50%÷4	0.51%÷12	0.60%	0.50%
75 – 80	0.50%÷4	0.51%÷12	0.40%÷4	0.42%÷12	0.50%	0.40%
Charge Basis	GWB				Investment Divisions	
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly	Daily	

With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.) For more information about the charge for this endorsement, please see "5% For Life Guaranteed Minimum Withdrawal Benefit Charge" below. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" below.

[15] 0.87% is the maximum annual charge of the Guaranteed Withdrawal Balance (GWB) for a 50-54 year old Owner of a Contract to which this endorsement is added on and after January 17, 2006, which charge is payable monthly. The charge for the 4% for Life GMWB varies by age group. **The below tables have the maximum and current charges for all age groups.**

Charges are expressed as an annual percentage and depend on:

- The Owner's age when the endorsement is added to the Contract.
- The endorsement's availability – on and after, or before January 17, 2006.
- The basis for deduction – a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
- The frequency of deduction – quarterly, monthly, or daily.

For Contracts to which this endorsement is added **on and after January 17, 2006** (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased **IN WASHINGTON STATE**, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

For Contracts to which this endorsement is added **before January 17, 2006**, the charge is the applicable percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

4% For Life GMWB

Endorsement's Availability	On and after January 17, 2006				Before January 17, 2006	
Annual Charge	Maximum		Current		Maximum	Current
Ages 50 – 54	0.85%÷4	0.87%÷12	0.65%÷4	0.66%÷12	0.85%	0.65%
55 – 59	0.65%÷4	0.66%÷12	0.50%÷4	0.51%÷12	0.65%	0.50%
60 – 64	0.50%÷4	0.51%÷12	0.35%÷4	0.36%÷12	0.50%	0.35%
65 – 69	0.35%÷4	0.36%÷12	0.25%÷4	0.27%÷12	0.35%	0.25%
70 – 74	0.30%÷4	0.30%÷12	0.20%÷4	0.21%÷12	0.30%	0.20%
75 – 80	0.20%÷4	0.21%÷12	0.15%÷4	0.15%÷12	0.20%	0.15%
Charge Basis	GWB				Investment Divisions	
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly	Daily	

With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.) For more information about the charge for this endorsement, please see "4% For Life Guaranteed Minimum Withdrawal Benefit Charge" below. For more information about how the endorsement works, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" below.

►Also under **FEES AND EXPENSES TABLES**, with the fee table entitled "Fund Operating Expenses," please note the expenses charged by the following newly available funds. Also, the below footnotes replace the corresponding footnotes in the prospectus. (There are no changes to the rest of the footnotes.)

Fund Operating Expenses (As an annual percentage of the Fund's average daily net assets) Fund Name	**Management and Admin Fee** [A]	**Service (12b-1) Fee**	**Other Expenses** [B]	**Annual Operating Expenses**
JNL/S&P Retirement Income [J]	0.18%	n/a	0.01%	0.19%
JNL/S&P 2015 [J]	0.18%	n/a	0.01%	0.19%
JNL/S&P 2020 [J]	0.18%	n/a	0.01%	0.19%
JNL/S&P 2025 [J]	0.18%	n/a	0.01%	0.19%
JNL/Mellon Capital Management Dow^{SM} Dividend	0.52%	0.20%	0.03%	0.75%

[A] Certain Funds pay Jackson National Asset Management, LLC, the administrator, an administrative fee for certain services provided to the Fund by the administrator. The JNL/Select Global Growth Fund, the JNL/JPMorgan International Equity Fund, the JNL/JPMorgan International Value Fund, the JNL/Oppenheimer Global Growth Fund and all of the JNL/Mellon Capital Management Funds except the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund and the JNL/Mellon Capital Management Global 15 Fund pay an administrative fee of 0.15%; the JNL/Mellon Capital Management Global 15 Fund pays an administrative fee of 0.20%; the nine JNL/S&P Funds pay an administrative fee of 0.05%; the other Funds pay an administrative fee of 0.10%. The Management and Administrative Fee and the Annual Operating Expenses columns in this table reflect the inclusion of any applicable administrative fee.

[J] *Underlying Fund Expenses.* The expenses shown above are the annual operating expenses for the JNL/S&P Funds. Because the JNL/S&P Funds invest in other Funds of the JNL Series Trust, the JNL/S&P Funds will indirectly bear its pro rata share of fees and expenses of the underlying Funds in addition to the expenses shown.

The total annual operating expenses for each JNL/S&P Fund (including both the annual operating expenses for the JNL/S&P Funds and the annual operating expenses for the underlying Funds) could range from 0.75 % to 1.35% (this range reflects an investment in the Funds with the lowest and highest Annual Operating Expenses). The table below shows estimated total annual operating expenses for each of the JNL/S&P Funds based on the pro rata share of expenses that the JNL/S&P Funds would bear if they invested in a hypothetical mix of underlying Funds. The administrator believes the expenses shown below to be a likely approximation of the expenses the JNL/S&P Funds will incur based on the actual mix of underlying Funds. The expenses shown below include both the annual operating expenses for the JNL/S&P Fund and the annual operating expenses for the underlying Funds. The actual expenses of each JNL/S&P Fund will be based on the actual mix of underlying Funds in which it invests. The actual expenses may be greater or less than those shown.

JNL/S&P Managed Conservative Fund	1.02%
JNL/S&P Managed Moderate Fund	1.07%
JNL/S&P Managed Moderate Growth Fund	1.11%
JNL/S&P Managed Growth Fund	1.14%
JNL/S&P Managed Aggressive Growth Fund	1.18%
JNL/Retirement Income Fund	1.02%
JNL/S&P 2015 Fund	1.07%
JNL/S&P 2020 Fund	1.17%
JNL/S&P 2025 Fund	1.19%

►Under **INVESTMENT DIVISIONS**, with the **JNL Series Trust**, please add the following information about the newly available funds:

JNL Series Trust

JNL/S&P Retirement Income Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)

Seeks high current income and as a secondary objective, capital appreciation by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors already in or near retirement.

JNL/S&P Retirement 2015 Fund
  Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)

> Seeks high total return until its target retirement date. After the Fund's target retirement date, the Fund's objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2015, assuming a retirement age of 65.

JNL/S&P Retirement 2020 Fund
  Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)

> Seeks high total return until its target retirement date. After the Fund's target retirement date, the Fund's objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2020, assuming a retirement age of 65.

JNL/S&P Retirement 2025 Fund
  Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, Inc.)

> Seeks high total return until its target retirement date. After the Fund's target retirement date, the Fund's objective will be to seek high current income and as a secondary objective, capital appreciation. Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund. The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2025, assuming a retirement age of 65.

About the JNL/S&P Retirement Funds. The JNL/S&P Retirement Funds have retirement target dates. The investment strategies of these funds are designed to limit your risk of investment losses as of the date you expect to make withdrawals from your Contract. There is at least some degree of overlap between this fundamental goal and the protections provided under the Contract's basic death benefit and under certain optional features, specifically: (i) the Earnings Protection Benefit; (ii) the GMIB; and (iii) any GMWB.

Each of these four benefits provides a specific guarantee of minimum value regardless of investment performance on certain relevant dates: (i) the Owner's date of death in the case of death benefits and the Earnings Protection Benefit; and (ii) an Owner's specific age under the GMIB and a GMWB. To the extent the JNL/S&P Retirement Funds achieve their specific goals, the need for and the additional value of the protections received under these four benefits may be somewhat diminished.

The potential for overlap is greatest for the GMIB and GMWB because those benefits will come into effect at approximately the same date as the JNL/S&P Retirement Funds' applicable target retirement date. The potential for overlap generally is less for death benefits and the Earnings Protection Benefit because those benefits do not come into effect on a fixed or predetermined date and the likelihood the Owner's date of death will be the same as the date that is the target date for the JNL/S&P Retirement Funds is relatively small. Investment in a fund such as the JNL/S&P Retirement Income Fund, however, may not be consistent with the Earnings Protection Benefit to the extent that conservative investing may not accomplish the Earnings Protection Benefit goal of providing an additional payout to help offset potential tax liabilities if there are earnings in the Contract at the Owner's death.

You, therefore, are encouraged to consider whether you want to participate in an optional benefit when you plan to invest in a JNL/S&P Retirement Fund. Among the considerations are the charges for the optional benefits and the value to you of having overlapping goals and protections.

In addition, there may be personal considerations affecting your decision that a knowledgeable adviser can assist you in weighing.

►Also under **INVESTMENT DIVISIONS**, with the **JNL Variable Fund LLC**, please add the following information about the newly available fund:

JNL Variable Fund LLC

JNL/Mellon Capital Management Dow^{SM} Dividend Fund
   Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

   Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 20 companies included in the Dow Jones Select Dividend Index^{SM} which have the best overall ranking on both the change in return on assets of the last fiscal year compared to the prior year and price-to-book on or about the business day before each "Stock Selection Date."

►Under **CONTRACT CHARGES**, please replace the subsection entitled "Guaranteed Minimum Income Benefit Charge" in its entirety with the following.

>   **Guaranteed Minimum Income Benefit Charge.** The charge for the GMIB depends on the endorsement's availability and the frequency of deduction, as explained below.
>
>>   For Contracts with the GMIB purchased **on and after May 3, 2004** (subject to availability), you pay **0.15%** of the GMIB Benefit Base each calendar quarter (0.60% annually).
>>
>>   For Contracts with the GMIB purchased **before May 3, 2004**, (subject to availability), you pay **0.10%** of the GMIB Benefit Base each calendar quarter (0.40% annually).
>>
>>   For Contracts with the GMIB purchased **IN WASHINGTON STATE on and after January 17, 2006** (subject to availability), you pay **0.05%** of the GMIB Benefit Base each Contract Month (0.60% annually).
>
>   We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units. The charge is not part of the calculation to determine the value of an Accumulation Unit. But again, while the charge is deducted from Contract Value, it is based on the applicable percentage of the GMIB Benefit Base. For more information about the GMIB Benefit Base, please see "Guaranteed Minimum Income Benefit" under the **INCOME PAYMENTS (THE INCOME PHASE)** section of the prospectus. The charge is prorated, from the endorsement's effective date, at the end of the first quarter after selection, as applicable. Similarly, the charge is prorated upon termination of the endorsement. **PLEASE NOTE: The charge for the GMIB will be deducted even if you never use the benefit. Also, the GMIB only applies to certain optional income payments.**

►Under **CONTRACT CHARGES**, please replace the subsection entitled "7% Guaranteed Minimum Withdrawal Benefit Charge" in its entirety with the following.

>   **7% Guaranteed Minimum Withdrawal Benefit Charge.** The charge for this GMWB is expressed as an annual percentage and depends on when the endorsement is added to the Contract. The charge also depends on the endorsement's availability, the basis for deduction, and the frequency of deduction, as explained below.

For Contracts to which this GMWB is added **on and after January 17, 2006** (subject to availability), the charge is:

Maximum Annual Charge	Current Annual Charge	
Quarterly or Monthly	Quarterly	Monthly
0.75%	0.50% ÷ 4	0.51% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. But for Contracts purchased **IN WASHINGTON STATE**, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units. The charge is not part of the calculation to determine the value of an Accumulation Unit. But again, while the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "7% Guaranteed Minimum Withdrawal Benefit" under the **ACCESS TO YOUR MONEY** section of the prospectus. The charge is prorated, from the endorsement's effective date, at the end of the first quarter after selection. Similarly, the charge is prorated upon termination of the endorsement.

For Contracts to which this GMWB is added **before January 17, 2006**, the charge is:

Maximum Annual Charge	Current Annual Charge
0.70%	0.40%

You pay the percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

For Contracts to which this GMWB is added **before October 4, 2004**, the charge is:

Maximum Annual Charge	Current Annual Charge
0.70%	0.35% 0.55% upon step-up

You pay the percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases to **0.55%** upon the first step-up.

We reserve the right to prospectively change the charge on new Contracts, or if you select the benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this GMWB is added on and after January 17, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.

We stop deducting the charge on the earlier date that you annuitize the Contract or your Contract Value is zero. Please check with your representative to be sure about the charge in your state, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "7% Guaranteed Minimum Withdrawal Benefit" under the **INCOME PAYMENTS (THE INCOME PHASE)** section of the prospectus.

►Under **CONTRACT CHARGES**, please replace the subsection entitled "5% For Life Guaranteed Minimum Withdrawal Benefit Charge" in its entirety with the following.

5% For Life Guaranteed Minimum Withdrawal Benefit Charge. The charge for this GMWB is expressed as an annual percentage and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group. The charge also depends on the endorsement's availability, and the basis for and frequency of its deduction, as explained below. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

For Contracts to which this GMWB is added **on and after January 17, 2006** (subject to availability), the charge for each age group is:

Annual Charge	Maximum		Current	
Ages 60 – 64	1.30% ÷ 4	1.32% ÷ 12	1.10% ÷ 4	1.11% ÷ 12
65 – 69	0.85% ÷ 4	0.87% ÷ 12	0.70% ÷ 4	0.72% ÷ 12
70 – 74	0.60% ÷ 4	0.60% ÷ 12	0.50% ÷ 4	0.51% ÷ 12
75 – 80	0.50% ÷ 4	0.51% ÷ 12	0.40% ÷ 4	0.42% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. For Contracts purchased **IN WASHINGTON STATE**, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units. The charge is not part of the calculation to determine the value of an Accumulation Unit. But again, while the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" below. The charge is prorated, from the endorsement's effective date, at the end of the first quarter after selection. Similarly, the charge is prorated upon termination of the endorsement.

For Contracts to which this GMWB is added **before January 17, 2006**, the charge for each age group is:

Annual Charge	Maximum	Current
Ages 60 – 64	1.30%	0.90%
65 – 69	0.85%	0.60%
70 – 74	0.60%	0.50%
75 – 80	0.50%	0.40%

You pay the applicable percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals are made. But this charge reduction is not available upon the spouse's continuation of the Contract.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this endorsement is added on and after January 17, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement, even if the For Life Guarantee would become invalid, through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit" below. Please check with your representative to be sure about the charge in your state, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" below.

►Also under **CONTRACT CHARGES**, please replace the subsection entitled "4% For Life Guaranteed Minimum Withdrawal Benefit Charge" in its entirety with the following.

4% For Life Guaranteed Minimum Withdrawal Benefit Charge. The charge for this GMWB is expressed as an annual percentage and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group. The charge also depends on the endorsement's availability, and the basis for and frequency of its deduction, as explained below. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

For Contracts to which this GMWB is added **on and after January 17, 2006** (subject to availability), the charge for each age group is:

Annual Charge	Maximum		Current	
Ages 50 – 54	0.85% ÷ 4	0.87% ÷ 12	0.65% ÷ 4	0.66% ÷ 12
55 – 59	0.65% ÷ 4	0.66% ÷ 12	0.50% ÷ 4	0.51% ÷ 12
60 – 64	0.50% ÷ 4	0.51% ÷ 12	0.35% ÷ 4	0.36% ÷ 12
65 – 69	0.35% ÷ 4	0.36% ÷ 12	0.25% ÷ 4	0.27% ÷ 12
70 – 74	0.30% ÷ 4	0.30% ÷ 12	0.20% ÷ 4	0.21% ÷ 12
75 – 80	0.20% ÷ 4	0.21% ÷ 12	0.15% ÷ 4	0.15% ÷ 12

You pay the applicable annual percentage of the GWB each calendar quarter. But for Contracts purchased **IN WASHINGTON STATE**, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are also pro rata, but based on the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units. The charge is not part of the calculation to determine the value of an Accumulation Unit. But again, while the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" below. The charge is prorated, from the endorsement's effective date, at the end of the first quarter after selection. Similarly, the charge is prorated upon termination of the endorsement.

For Contracts to which this GMWB is added **before January 17, 2006**, the charge for each age group is:

Annual Charge	Maximum	Current
Ages 50 – 54	0.85%	0.65%
55 – 59	0.65%	0.50%
60 – 64	0.50%	0.35%
65 – 69	0.35%	0.25%
70 – 74	0.30%	0.20%
75 – 80	0.20%	0.15%

You pay the applicable percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals are made. But this charge reduction is not available upon the spouse's continuation of the Contract.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this endorsement is added on and after January 17, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.

You will continue to pay the charge for the endorsement, even if the For Life Guarantee would become invalid, through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "4% For Life Guaranteed Minimum Withdrawal Benefit" below. Please check with your representative to be sure about the charge in your state, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how the endorsement works, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" below.

►Under **ACCESS TO YOUR MONEY**, at the end of the subsection entitled "7% Guaranteed Minimum Withdrawal Benefit," please add the following new paragraph.

For certain tax-qualified Contracts to which the 7% GMWB is added **on and after January 17, 2006** (subject to availability), withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) are allowed, under certain circumstances, to meet the Contract's minimum distribution requirements (MRDs) under the Internal Revenue Code (Code), and the endorsement's guarantees will not be compromised. Otherwise, the GWB and GAWA could be adversely recalculated, as described above.

Notice of an MRD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as MRDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of MRDs for multiple contracts from a single contract.

Under the Code, MRDs are calculated and taken on a calendar year basis. But with the 7% GMWB, GAWA is based on Contract Years. Because the intervals for the GAWA and MRDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the MRD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the MRD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The MRD requirements for calendar years 2005 and 2006 are 14 and 16, respectively.

If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the

Owner's withdrawals for the 2006 Contract Year is less than the higher MRD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your MRDs are to begin (generally, when you reach age 70½), however, you may take your MRDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first MRD (the 2005 MRD) until March 30, 2006, he may still take the 2006 MRD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second MRD (the 2006 MRD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third MRD (the 2007 MRD). Because, except for the calendar year in which MRDs begin, taking two MRDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two MRDs exceeded the applicable GAWA for that Contract Year).

Examples specific to tax-qualified Contracts, illustrating the GMWB in limited circumstances and with specific factual assumptions, are at the end of the prospectus (examples 3A, 4, and 6 of Appendix D). **Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 7% GMWB ultimately suits your needs relative to your MRD requirements.**

▶ Under **ACCESS TO YOUR MONEY**, also with the subsection entitled "7% Guaranteed Minimum Withdrawal Benefit," please replace the two paragraphs concerning step-up with the following.

Step-Up. In the event Contract Value is greater than the GWB, the 7% GMWB allows the GWB to be reset to Contract Value (a "Step-Up").

With a Step-Up –	The **GWB** equals Contract Value. The **GAWA** is recalculated, equaling the greater of: • 7% of the new GWB; *Or* • The GAWA before the Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after the 7% GMWB is added to the Contract.

- For Contracts to which the 7% GMWB is added **before January 17, 2006**, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. **The GWB can never be more than $5 million with a Step-Up.** A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

►Under **ACCESS TO YOUR MONEY**, please replace the subsection entitled "5% Guaranteed Minimum Withdrawal Benefit" in its entirety with the following.

5% For Life Guaranteed Minimum Withdrawal Benefit. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the **longer** of:

- The Owner's life (the "For Life Guarantee");

  The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

  So long as the For Life Guarantee is valid, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

Or

- Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

  The GWB is the guaranteed amount available for future periodic withdrawals.

o For Contracts to which this GMWB is added **on and after January 17, 2006**, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

➡ **Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.**

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices). Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 60 to 80 years old; may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. **This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB).** We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the minimum distribution requirements (MRDs) under the Internal Revenue Code (IRC). Withdrawals exceeding the limit invalidate the For Life Guarantee, in addition to causing the GWB and GAWA to be recalculated (see below).

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The **GWB** equals initial premium net of any applicable premium taxes. The **GAWA** equals 5% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The **GWB** equals Contract Value less the recapture charge on any Contract Enhancement. The **GAWA** equals 5% of the GWB.

Contract Enhancements are **not** included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. **The GWB can never be more than $5 million** (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the MRD (if greater than the GAWA). The two tables below clarify what happens in either instance. MRD denotes the minimum distribution requirements under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no MRD requirement for non-qualified Contracts.) For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's MRD requirements without compromising the endorsement's guarantees. Because the intervals for the GAWA and MRDs are different, namely Contract Years versus calendar years, and because MRDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see **MRD NOTES** below for more information.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the greater of the GAWA and MRD, as applicable –	The **GWB** is recalculated, equaling the greater of: • The GWB before the withdrawal less the withdrawal; *Or* • Zero. The **GAWA**: • Is unchanged so long as the For Life Guarantee is valid; *Otherwise* • Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is **not** reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA and MRD, as applicable. You may withdraw the greater of the GAWA and MRD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA and MRD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA and MRD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the greater of the GAWA and MRD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and MRD, as applicable –	The **GWB** is recalculated, equaling the lesser of: • Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; *Or* • The greater of the GWB before the withdrawal less the withdrawal, or zero. The **GAWA** is recalculated <u>because the For Life Guarantee is invalidated,</u> equaling the lesser of: • The GAWA before the withdrawal; • The GWB after the withdrawal; *Or* • 5% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement.

If you exceed the GAWA, or for certain tax-qualified Contracts only, the MRD (if greater than the GAWA), one time with your withdrawals, then the For Life Guarantee is void and cannot be made valid again. From then on, this GMWB guarantees withdrawals until the GWB is depleted. Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see **THE FIXED ACCOUNT** section of the prospectus. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

MRD NOTES: Notice of an MRD is required at the time of your withdrawal request, and there is an administrative form. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as MRDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of MRDs for multiple contracts from a single contract.

Under the Code, MRDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and MRDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the MRD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the MRD and the GAWA.) Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2006 Contract Year (ending June 30) is 10. The MRD requirements for calendar years 2005 and 2006 are 14 and 16, respectively.

> If the Owner takes 7 in each of the two halves of calendar year 2005 and 8 in each of the two halves of calendar year 2006, then at the time the withdrawal in the first half of calendar year 2006 is taken, the Owner will have withdrawn 15. Because the sum of the Owner's withdrawals for the 2006 Contract Year is less than the higher MRD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your MRDs are to begin (generally, when you reach age 70½), however, you may take your MRDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1935, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

> If the Owner delays taking his first MRD (the 2005 MRD) until March 30, 2006, he may still take the 2006 MRD before the next Contract Year begins, June 30, 2006 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second MRD (the 2006 MRD) after June 30, 2006, he should wait until the next Contract Year begins (that is after June 30, 2007) to take his third MRD (the 2007 MRD). Because, except for the calendar year in which MRDs begin, taking two MRDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two MRDs exceeded the applicable GAWA for that Contract Year).

Examples specific to tax-qualified Contracts, illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (examples 3A, 4, and 6 of Appendix D). **Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your MRD requirements.**

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, MRDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" under the **TAXES** section of the prospectus. For more information about your tax-qualified Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" also under the **TAXES** section of the prospectus.

Premiums.

With each subsequent premium payment on the Contract –	The **GWB** is recalculated, increasing by the amount of the premium net of any applicable premium taxes. The **GAWA** is also recalculated, increasing by: • 5% of the premium net of any applicable premium taxes; *Or* • 5% of the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. **The GWB can never be more than $5 million.**

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up").

With a Step-Up –	The **GWB** equals Contract Value. The **GAWA** is recalculated, equaling the greater of: • 5% of the new GWB; *Or* • The GAWA before the Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.

- **On and after January 17, 2006**, during the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

- For Contracts to which this GMWB is added **before January 17, 2006**, Step-Ups are only allowed during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. **The GWB can never be more than $5 million with a Step-Up.** A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner's Death. The Contract's death benefit is not affected by this GMWB <u>so long as Contract Value is greater than zero</u>, and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is payable <u>so long as the For Life Guarantee is valid</u>. Otherwise, the GWB is payable while there is value to it (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

<u>After each payment when the Contract Value is zero</u> –	The **GWB** is recalculated, equaling the greater of: • The GWB before the payment less the payment; *Or* • Zero. The **GAWA**: • Is unchanged <u>so long as the For Life Guarantee is valid</u>; *Otherwise* • Is recalculated, equaling the lesser of the GAWA before, and the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

- Continue the Contract <u>with</u> this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.

  - Upon the Owner's death, the For Life Guarantee is void.
  - Only the GWB is payable while there is value to it (until depleted).
  - The Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.
  - Contract Anniversaries will continue to be based on the Contract's Issue Date.

- Continue the Contract <u>without</u> this GMWB (GMWB is terminated).

- Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – <u>whether or not the Beneficiary terminated the GMWB in continuing the Contract.</u>

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" under the **DEATH BENEFIT** section of the prospectus.

Termination. This GMWB terminates and all benefits cease on the earliest of:

- The Income Date;
- The date of complete withdrawal of Contract Value (full surrender of the Contract);
- The date of the Owner's death (or the first Owner's death with joint Owners), <u>unless</u> the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB; or
- The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The bonus is an incentive for you **not** to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, and is a percentage of a sum called the Bonus Base (defined below). The bonus is only available for Contracts to which this GMWB is added **on and after January 17, 2006**. The box below has more information about the bonus, including:

- How the bonus is calculated;
- What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
- For how long the bonus is available; and
- When and what happens when the bonus is applied to the GWB.

The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

- <u>When this GMWB is added to the Contract</u>, the Bonus Base equals the GWB.

- <u>With a withdrawal,</u> if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the MRD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

  o All withdrawals count, including: systematic withdrawals; MRDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

  o A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

- <u>With a premium payment</u>, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

- <u>With any Step-Up</u>, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

- The tenth Contract Anniversary after the effective date of the endorsement;

- The Contract Anniversary on or immediately following the Owner's 81st birthday; or

- The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. When the bonus is applied:

- The GWB is recalculated, increasing by 5% of the Bonus Base.

- The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.

➡ **Examples below illustrate the bonus in limited circumstances and with specific factual assumptions.**

Examples
5% For Life GMWB

These examples are provided to assist you in understanding the 5% For Life GMWB on Contracts to which this endorsement is added <u>on and after January 17, 2006</u>. <u>The examples depict limited circumstances and specific factual assumptions with the bonus opportunity</u>. The results may vary depending upon the timing or sequence of actions, as well as changes in market conditions. If you are contemplating electing this GMWB, or exercising any rights under the endorsement, in making your decision, please consider the results based on the specific facts that apply to you.

Example 1: Step-up vs. Bonus

On a policy with the 5% For Life GMWB, after the deduction of all charges, but before the application of any bonus or step-up in Contract Year 5, the Contract Value is $83,500, the GWB is equal to $80,000, the Bonus Base is $100,000, and the GAWA is $5,000. At that time, the Owner elects a step-up. Since the Owner did not take a withdrawal in Contract Year 5, she is eligible for a bonus. The amount of her bonus would be $5,000 (which is 5% of the Bonus Base). The GWB after the application of a bonus is $85,000, which is higher than the GWB would be after step-up ($83,500), so the step-up does not occur and the election of the step-up does not count against the Owner, making the next available step-up on the 6th Contract Anniversary. Note that the GAWA and the Bonus Base remain unchanged.

Example 2: GWB increasing with Step-up, GAWA and Bonus Base unchanged

On a policy with the 5% For Life GMWB, after the deduction of all charges, but before the application of any bonus or step-up in Contract Year 6, the Contract Value reaches $90,000, the GWB is equal to $80,000, the Bonus Base is $100,000, and the GAWA equals $5,000. At that time, the Owner is eligible for a step-up and elects that feature. At the end of Contract Year 6, the Contract Value is $90,000, the GWB is also $90,000, the GAWA remains $5,000, and the Bonus Base remains at $100,000 (since the Bonus Base cannot decrease upon step-up).

Example 3: 10th Contract Anniversary

On 1/1/2000, the 5% For Life GMWB becomes effective on two separate policies. The Owner of policy 1 is age 65 at the time of election. The bonus period for this policy extends to the 10th Contract Anniversary, which is 1/1/2010. Beginning on that date, no more bonuses will be available. The Owner of policy 2 is age 75 at the time of election. In this case, since the Owner attains age 81 prior to the 10th Contract Anniversary, the bonus period extends to the Contract Anniversary on or immediately following the Owner's 81st birthday, which is 1/1/2006. Beginning on that date, the Owner of policy 2 will no longer be eligible to receive any bonuses.

Example 4: Withdrawal exceeding the greater of the GAWA or the MRD

On a policy with the 5% For Life GMWB, prior to any withdrawals for a given Contract Year, the Contract Value is $105,000, the GWB is $100,000, the GAWA is $5,000, the MRD is $7,500, and the Bonus Base is $100,000. The Owner withdraws $10,000. Immediately following the withdrawal, the Contract Value equals $95,000 and the GWB, the GAWA, and the Bonus Base are reset. The new GWB is equal to $90,000, which is the minimum of the Contract Value after the withdrawal ($95,000) or the GWB less the withdrawal ($90,000). The GAWA is reset to $4,500, which is the minimum of the previous GAWA ($5,000) or 5% of the new GWB ($4,500). The Bonus Base is then equal to $90,000, which is the minimum of the previous Bonus Base ($100,000) and the new GWB ($90,000). Because of the withdrawal, the Owner is not eligible for a bonus for that Contract Year.

Example 5: Withdrawal in Contract Year 1; Bonus in Contract Year 2

On a policy with the 5% For Life GMWB, the Owner withdraws the GAWA ($5,000) in Contract Year 1. At the end of Contract Year 1, the GWB is equal to $95,000, the GAWA remains $5,000, and the Bonus Base remains unchanged at $100,000. In Contract Year 2, the Owner does not take any withdrawals. After the deduction of all charges, but before the application of any bonus, the Contract Value is $98,000, the GWB is still $95,000, the GAWA is $5,000, and the Bonus Base is $100,000. At that time, the Owner is eligible for a bonus, since no withdrawals were taken during that Contract Year. The GWB then increases to $100,000, which is the old GWB ($95,000) plus 5% of the Bonus Base ($5,000). The GAWA remains at $5,000, which is the maximum of the old GAWA ($5,000) and 5% of the new GWB ($5,000). The Bonus Base also remains unchanged at $100,000.

►Also under **ACCESS TO YOUR MONEY**, please replace the subsection entitled "4% Guaranteed Minimum Withdrawal Benefit" in its entirety with the following.

> **4% For Life Guaranteed Minimum Withdrawal Benefit.** This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the **longer** of:
>
> - The Owner's life (the "For Life Guarantee");
>
>   > The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).
>   >
>   > So long as the For Life Guarantee is valid, withdrawals are guaranteed even in the event Contract Value is reduced to zero.
>
> *Or*
>
> - Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
>
>   > The GWB is the guaranteed amount available for future periodic withdrawals.

o For Contracts to which this GMWB is added **on and after January 17, 2006**, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

➡ **Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, <u>including any bonus opportunity</u>, are subject to the endorsement's terms, conditions, and limitations that are explained below.**

Examples illustrating this GMWB, in limited circumstances and with specific factual assumptions, are at the end of the prospectus (in appendices). Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 50 to 80 years old; may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. **This GMWB is <u>not</u> available on a Contract that already has a GMWB (only one GMWB per Contract) or the Guaranteed Minimum Income Benefit (GMIB).** We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is called the Guaranteed Annual Withdrawal Amount (GAWA). Withdrawals exceeding the limit invalidate the For Life Guarantee, in addition to causing the GWB and GAWA to be recalculated (see below).

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The **GWB** equals initial premium net of any applicable premium taxes. The **GAWA** equals 4% of the GWB.

When this GMWB is added to the Contract on any Contract Anniversary –	The **GWB** equals Contract Value less the recapture charge on any Contract Enhancement. The **GAWA** equals 4% of the GWB.

Contract Enhancements are **not** included in the GWB when this GMWB is added to the Contract. This is why premium net of any applicable premium taxes is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, and we subtract the recapture charge on any Contract Enhancement from Contract Value, as if you had made a full withdrawal on that date. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value because Contract Enhancements are excluded from the GWB when this GMWB is added to the Contract. **The GWB can never be more than $5 million** (including upon Step-up), and the GWB is reduced by each withdrawal.

Withdrawals. Withdrawals may cause both the GWB and GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA. The two tables below clarify what happens in either instance.

When a withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA –	The **GWB** is recalculated, equaling the greater of: • The GWB before the withdrawal less the withdrawal; _Or_ • Zero. The **GAWA**: • Is unchanged <u>so long as the For Life Guarantee is valid;</u> _Otherwise_ • Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is **not** reduced if all withdrawals during any one Contract Year do not exceed the GAWA. You may withdraw the GAWA all at once or throughout the Contract Year. Withdrawing less than the GAWA in a Contract Year does not entitle you to withdraw more than the GAWA in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the GAWA in a Contract Year causes the GWB and the GAWA to be recalculated (see below). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount – even set equal to Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

When a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA –	The **GWB** is recalculated, equaling the lesser of: • Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; _Or_ • The greater of the GWB before the withdrawal less the withdrawal, or zero. The **GAWA** is recalculated <u>because the For Life Guarantee is invalidated</u>, equaling the lesser of: • The GAWA before the withdrawal; • The GWB after the withdrawal; _Or_ • 4% of the Contract Value after the withdrawal less the recapture charge on any Contract Enhancement.

If you exceed the GAWA one time with your withdrawals, then the For Life Guarantee is void and cannot be made valid again. Withdrawals under this GMWB are assumed to be the total amount withdrawn, including any charges and/or adjustments. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge. Any withdrawals from Contract Value allocated to a Fixed Account option may be subject to an Excess Interest Adjustment. For more information, please see **THE FIXED ACCOUNT** section of the prospectus. Withdrawals may be subject to a recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, MRDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about your non-qualified Contract, please see "Non-Qualified Contracts – Withdrawals and Income Payments" under the **TAXES** section of the prospectus. For more information about your tax-qualified

Contract, please see "Tax-Qualified Contracts – Withdrawals and Income Payments" also under the **TAXES** section of the prospectus.

Premiums.

With each subsequent premium payment on the Contract –	The **GWB** is recalculated, increasing by the amount of the premium net of any applicable premium taxes. The **GAWA** is also recalculated, increasing by: • 4% of the premium net of any applicable premium taxes; <u>*Or*</u> • 4% of the increase in the GWB – <u>if the maximum GWB is hit</u>.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. **The GWB can never be more than $5 million.**

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up").

With a Step-Up –	The **GWB** equals Contract Value. The **GAWA** is recalculated, equaling the greater of: • 4% of the new GWB; <u>*Or*</u> • The GAWA before the Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.

- **On and after January 17, 2006**, during the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

- For Contracts to which this GMWB is added **before January 17, 2006**, Step-Ups are only allowed during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. **The GWB can never be more than $5 million with a Step-Up.** A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure about if a Step-Up is right for you.

Owner's Death. The Contract's death benefit is not affected by this GMWB <u>so long as Contract Value is greater than zero</u>, and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is payable <u>so long as the For Life Guarantee is valid</u>. Otherwise, the GWB is payable while there is value to it (until depleted). Payments are made on the periodic basis you elect, but no less frequently than annually.

After each payment when the Contract Value is zero –	The **GWB** is recalculated, equaling the greater of: • The GWB before the payment less the payment; _Or_ • Zero. The **GAWA**: • Is unchanged <u>so long as the For Life Guarantee is valid</u>; _Otherwise_ • Is recalculated, equaling the lesser of the GAWA before, and the GWB after, the payment.

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

- Continue the Contract <u>with</u> this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.

     o Upon the Owner's death, the For Life Guarantee is void.
     o Only the GWB is payable while there is value to it (until depleted).
     o The Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.
     o Contract Anniversaries will continue to be based on the Contract's Issue Date.

- Continue the Contract <u>without</u> this GMWB (GMWB is terminated).

- Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – <u>whether or not the Beneficiary terminated the GMWB in continuing the Contract.</u>

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" under the **DEATH BENEFIT** section of the prospectus.

Termination. This GMWB terminates and all benefits cease on the earliest of:

- The Income Date;
- The date of complete withdrawal of Contract Value (full surrender of the Contract);
- The date of the Owner's death (or the first Owner's death with joint Owners), <u>unless</u> the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB; or
- The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The bonus is an incentive for you **not** to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, and is a percentage of a sum called the Bonus Base (defined below). The bonus is only available for Contracts to which this GMWB is added **on and after January 17, 2006**. The box below has more information about the bonus, including:

- How the bonus is calculated;
- What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
- For how long the bonus is available; and
- When and what happens when the bonus is applied to the GWB.

The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

- <u>When this GMWB is added to the Contract</u>, the Bonus Base equals the GWB.

- <u>With a withdrawal</u>, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the GAWA, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

   o All withdrawals count, including: systematic withdrawals; MRDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

   o A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

- <u>With a premium payment</u>, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

- <u>With any Step-Up</u>, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

- The tenth Contract Anniversary after the effective date of the endorsement;

- The Contract Anniversary on or immediately following the Owner's 81st birthday; or

- The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. When the bonus is applied:

- The GWB is recalculated, increasing by 5% of the Bonus Base.

- The GAWA is then recalculated, equaling the greater of 4% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.

➡ **There are examples illustrating the bonus, in limited circumstances and with specific factual assumptions, with the 5% for Life GMWB. These examples are at the end of the section about how that endorsement works (see above).**

►Please replace Appendix A in its entirety with the following:

APPENDIX A

Dow Jones does *not*:

- Sponsor, endorse, sell or promote the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund.

- Recommend that any person invest in the JNL/Mellon Capital Management Dow^{SM} 10 Fund, the JNL/Mellon Capital Management Dow^{SM} Dividend Fund or any other securities.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund.

- Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund.

- Consider the needs of the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund, or the owners of the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund, in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund. Specifically,

- **Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:**

  - **The results to be obtained by the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund, the owners of the JNL/Mellon Capital Management Dow^{SM} 10 Fund or the JNL/Mellon Capital Management Dow^{SM} Dividend Fund, or any other person in connection with the use of the DJIA and the data included in the DJIA;**

  - **The accuracy or completeness of the DJIA and its data;**

  - **The merchantability and the fitness for a particular purpose or use of the DJIA and its data.**

- **Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data.**

- **Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.**

The licensing agreement between Jackson National Life Insurance Company and Dow Jones is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management Dow^{SM} 10 Fund, the JNL/Mellon Capital Management Dow^{SM} Dividend Fund or any other third parties.
